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02007440

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50871

RECD S.E.C.
FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

COCHRAN, CARONIA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker Drive, Suite 2700
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard S. Caronia (312) 425-4076
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman, Goldberg, Mintz & Kallergis, LLC
(Name — *if individual, state last, first, middle name*)

2275 Half Day Road - Suite 300	Bannockburn	Illinois	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

9 3/13

COCHRAN, CARONIA SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Leonard S. Caronia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cochran, Caronia Securities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Managing Director



Notary Public


"OFFICIAL SEAL"
Margaret Wories
Notary Public, State of Illinois
My Commission Expires Aug. 4, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FGMK *The Place To Grow*
Certified Public Accountants and Consultants
Friedman, Goldberg, Mintz & Kallergis, LLC

INDEPENDENT AUDITOR'S REPORT

To the Member
Cochran, Caronia Securities LLC

We have audited the accompanying statement of financial condition of Cochran, Caronia Securities LLC, as of December 31, 2001, and the related statements of income, cash flows and changes in member's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cochran, Caronia Securities LLC as of December 31, 2001, and the results of its operations and its cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Friedman, Goldberg, Mintz & Kallergis LLC

Bannockburn, Illinois
February 8, 2002

2275 Half Day Road • Suite 300 • Bannockburn, Illinois 60015 • 847-374-0400 ph • 847-374-0420 fx • email: fgmk@fgmk.net • www.fgmk.net

COCHRAN, CARONIA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 963,128
Accounts receivable	493,741
	$ 1,456,869

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY	$ 1,456,869

The accompanying notes are an integral part of this statement.

COCHRAN, CARONIA SECURITIES LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

	Amount	Percent of Gross Income	
GROSS INCOME			
Trading commissions	$ 841,065	14.81	%
Research sales	110,200	1.94	
Underwriting fees	4,726,876	83.23	
Interest income and other	1,297	.02	
	5,679,438	100.00	
SELLING EXPENSES			
Commissions	34,022	.60	
Interest charges	3,699	.07	
	37,721	.67	
NET INCOME	$ 5,641,717	99.33	%

The accompanying notes are an integral part of this statement.

COCHRAN, CARONIA SECURITIES LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 5,641,717
Changes in operating assets and liabilities:	
Accounts receivable	(444,013)
Net Cash Provided By Operating Activities	5,197,704
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's equity distributions	(5,100,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	97,704
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	865,424
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 963,128

The accompanying notes are an integral part of this statement.

COCHRAN, CARONIA SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

MEMBER'S EQUITY, BEGINNING OF YEAR	$	915,152
EQUITY DISTRIBUTIONS	(	5,100,000)
NET INCOME		5,641,717
MEMBER'S EQUITY, END OF YEAR	$	1,456,869

The accompanying notes are an integral part of this statement.

COCHRAN, CARONIA SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization. Cochran, Caronia Securities LLC (an Illinois limited liability company) (the "Company") provides securities broker-dealer services, predominantly acting as an introducing broker. The Company is a wholly-owned subsidiary of Cochran, Caronia & Company, L.L.C. ("CCO"). The Company is a registered broker-dealer in all U.S. states, with its office of operations located in Chicago, Illinois.

Management Estimates and Assumptions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents include deposits in money market accounts and a $100,000 "good-faith" escrow deposit with its outside clearing broker. The Company regularly maintains cash balances that exceed federally insured limits.

Revenue Recognition. Commission and other revenue are recognized on a trade date basis as securities transactions occur.

Income Taxes. The Company is taxed as a limited liability company and generally, does not pay Federal or state income taxes on its taxable income. Instead, the members are liable for Federal and state income taxes on their proportionate shares of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

NOTE 2 – SUMMARY OF OFF-BALANCE SHEET RISKS

Customers. As an introducing broker, the Company has contracted with an outside clearing broker to clear customer trades. Commissions received from the customer transactions are divided between the Company and the clearing broker as mutually agreed upon. The Company does retain financial responsibility for purchases and sales made for customers until settled and for positions unsecured by customers. Customers' securities activities may be transacted on either a cash or margin basis. In margin transactions, credit is extended to customers, subject to various regulatory and internal margin requirements, collaterlized by cash and securities in the customers' accounts. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company monitors required margin levels and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. As of December 31, 2001, the Company has only institutional customers to which no margin was extended.

Underwriting. In the normal course of business, the Company enters into underwriting commitments. There were no open transactions relating to such underwriting commitments at December 31, 2001.

NOTE 3 – RELATED PARTY TRANSACTIONS

Office of Operations. Office rent, payroll and general operating expenses of the Company are fully absorbed by CCO.

Fees. Certain fees of approximately $155,000 charged by a floor broker were absorbed by CCO.

COCHRAN, CARONIA SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS
(Concluded)

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital amount of $100,000, and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934.

FGMK *The Place To Grow*
Certified Public Accountants and Consultants
Friedman, Goldberg, Mintz & Kallergis, LLC

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Cochran, Caronia Securities LLC

We have audited the accompanying financial statements of Cochran, Caronia Securities LLC, as of December 31, 2001, and for the year then ended, and have issued our report thereon dated February 8, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman, Goldberg, Mintz & Kallergis LLC

Bannockburn, Illinois
February 8, 2002

2275 Half Day Road • Suite 300 • Bannockburn, Illinois 60015 • 847-374-0400 ph • 847-374-0420 fx • email: fgmk@fgmk.net • www.fgmk.net

SUPPLEMENTARY INFORMATION PURSUANT TO
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2001

COCHRAN, CARONIA SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

NET CAPITAL	
Member's equity, December 31, 2001	$ 1,456,869
Deduct	
Member's equity not allowed for net capital	-
Total Member's equity qualified for net capital	1,456,869
Add	
Allowable subordinated liabilities	-
Other deductions or credits	-
Total capital and allowable subordinated liabilities	1,456,869
Deductions and / or charges	
Total non-allowable assets	(395,389)
Secured demand note deficiency	-
Cap charges for spot & commodity futures	-
Other deductions and / or charges	-
Other additions and / or allowable credits	-
Net capital before haircuts	1,061,480
Haircuts on securities	
Contractual commitments	-
Subordinated debt	-
Trading and investment securities	
Exempted securities	-
Debt securities	-
Options	-
Other securities	-
Undue concentration	-
Other	-
NET CAPITAL, DECEMBER 31, 2001	$ 1,061,480

See Accountant's Report on supplementary information.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital, December 31, 2001	$ 1,061,480
A. Minimum net capital required based on aggregate indebtedness	-
B. Minimum dollar requirement	100,000
Net capital requirement	100,000
Excess net capital, December 31, 2001	$ 961,480

No material differences were noted between the above computation and the computation made by Cochran, Caronia Securities LLC of net capital under rule 15c3-1. Therefore, no reconciliation is necessary pursuant to rule 17a-5(d)(4).

COCHRAN, CARONIA SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

COCHRAN, CARONIA SECURITIES LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

FGMK *The Place To Grow*
Certified Public Accountants and Consultants
Friedman, Goldberg, Mintz & Kallergis, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Members
Cochran, Caronia Securities LLC

In planning and performing our audit of the financial statements and supplementary schedules of Cochran, Caronia Securities LLC (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding assets, that we consider to be material weaknesses as defined above.

2275 Half Day Road • Suite 300 • Bannockburn, Illinois 60015 • 847-374-0400 ph • 847-374-0420 fx • email: fgmk@fgmk.net • www.fgmk.net

(concluded)

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frieden, Goldberg, Mintz & Kellogg LLC

Bannockburn, Illinois
February 8, 2002